Exhibit G

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35- _____________)

     Cinergy Corp., a registered holding company ("Cinergy"), and Cinergy Investments, Inc., its subsidiary nonutility holding company
("Investments"), both at 139 East Fourth Street, Cincinnati Ohio 45202, have filed a declaration under section 12(c) of the Act and rules 46 and 54 thereunder.

    Pursuant to certain prior orders of the Commission (Release Nos. 35-26486, March 8, 1996; 35-26488, March 12, 1996; and 35-26477, February 23,
1996), Cinergy is authorized through December 31, 1999 (1) to apply proceeds from issuances of short-term notes and shares of common stock to acquisitions of interests in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs" and, together with EWGs, "Exempt Projects"), as defined in sections 32 and 33 of the Act, provided that Cinergy's "aggregate investment" does not exceed 50% of "consolidated retained earnings" as defined in rule 53(a)(1) under the Act; and (2) together with Investments, to form one or more direct or indirect special purpose subsidiaries ("Project Parents") to acquire and own or operate
Exempt Projects on behalf of Cinergy.

     Applicants now seek authorization for Investments and on behalf of certain existing Project Parents - namely, those Project Parents (collectively, the "Midlands Project Parents") formed in connection with Cinergy's 1996 acquisition of a 50% ownership interest in Midlands Electricity plc, a U.K. regional electricity company and a FUCO
("Midlands"), in a joint venture with GPU, Inc.   and all future Project
Parents formed after the date of the declaration/1/ (together with the Midlands Project Parents, "Applicable Project Parents") to declare and pay dividends to their parent companies from time to time through December 31, 2002 out of capital or unearned surplus to the extent permitted under applicable corporate law. The foregoing notwithstanding, Investments would pay any such dividend only to the extent that the dividend is based upon (i) a corresponding dividend or dividends out of capital or unearned surplus by an Applicable Project Parent that is a direct subsidiary of Investments or (ii) otherwise is based upon Investments' direct or indirect ownership of an Exempt Project.

     Applicants anticipate situations will arise where Investments itself or one or more Applicable Project Parents will have unrestricted cash available for distribution in excess of current and retained earnings. Consequently, in these situations the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus.

     According to the declaration, one such situation could result if Cinergy were to acquire all of the capital stock of an Exempt Project indirectly through Investments and an Applicable Project Parent subsidiary of Investments, and following the acquisition the Exempt Project incurred borrowings some or all of the proceeds of which were distributed to the Applicable Project Parent, its immediate parent company, as a reduction in the amount invested in such Exempt Project (i.e., return of capital). Assuming it had no earnings, the Applicable Project Parent could not, without prior Commission approval, distribute such cash to Investments, its immediate parent, for ultimate distribution to Cinergy.

     Likewise, according to Applicants, if the Applicable Project Parent were to sell a portion of its equity in the Exempt Project to a third party for cash, the Applicable Project Parent would again have substantial unrestricted cash available for upstream distribution, but (assuming no profit on the stock sale) would not have available current earnings and therefore could not, without prior Commission approval, declare and pay a dividend to Investments out of such cash proceeds.

     Applicants also assert that even in circumstances where a Project Parent has sufficient earnings, and therefore may declare and pay a dividend to its immediate parent (whether another Project Parent or Investments), the immediate parent may have negative retained earnings, even after receipt of the dividend, due to losses from other operations. In this instance, according to Applicants, cash would be trapped at an intermediate subsidiary level where there is no current need for it.

     Applicants state that any dividend actually declared and paid by Investments or any Project Parent out of capital or unearned surplus pursuant to the requested authority will conform to applicable law of the respective company's jurisdiction of organization and applicable covenant restrictions in loan or other financing agreements.

     Applicants maintain that the ability of the Applicable Project Parents and Investments to use distributable cash to pay dividends ultimately to Cinergy will benefit the Cinergy system by enabling Cinergy to apply such amounts to the reduction or refinancing of outstanding bank borrowings and to fund operations of other Cinergy subsidiaries. In addition, Applicants state that since the Applicable Project Parents are or will be engaged in activities exclusively dedicated to owning or operating Exempt Projects as permitted under existing Commission orders, and since the authority requested for Investments to declare and pay dividends out of capital or unearned surplus is expressly tied to and restricted by Investments' direct or indirect ownership of Exempt Projects, the payment of dividends by these Cinergy direct and indirect subsidiaries out of capital or unearned surplus will not adversely affect the financial integrity of the Cinergy system or jeopardize the working capital of Cinergy's domestic public utility company subsidiaries within the contemplation of section 12(c) of the Act.

     Applicants assert that the Commission recently issued orders   GPU
International, Inc., et al., Release No. 35-26678, February 28, 1997; The
Southern Company, et al., Release No. 35-26543, July 17, 1996   authorizing
the payment of dividends out of capital or unearned surplus under circumstances substantially similar to those proposed in the instant declaration.

     Applicants estimate approximate fees and expenses in connection with the proposed transactions of $8,000, and assert that no state or federal regulatory agency, other than the Commission, has jurisdiction over the proposed transactions.

     Applicants assert that rule 54 is satisfied in connection with the proposed transactions. Applicants report that Cinergy's aggregate investment within the meaning of rule 53(a) was approximately $487 million at December 31, 1996.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                             ENDNOTES

/1/ Applicants note that Cinergy has pending before the Commission an application-declaration in File No. 70-9011 requesting an exemption from rule 53(a) to permit Cinergy to increase its aggregate investment in Exempt Projects to 100% of consolidated retained earnings.